February 6, 2015

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Draft Registration Statement on Form F-1 Submitted December 9, 2014 and amended January 14, 2015 CIK No. 0001625791

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on December 9, 2014. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 29, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Prospectus Summary, page 1

1.	We note your response to prior comment 1. If your disclosure reflects your calculations and assumptions based on information in the Pira report, please revise to remove the implication that you are citing Pira’s conclusions. If clarification requires more detail than is appropriate for a prospectus summary, please relocate your disclosure to a section of your document where you can provide sufficient context for investor understanding.

Response:

The Company has revised the disclosure on pages 2, 52 and 57 in response to this comment to indicate that the metrics discussed reflect its calculations and are not conclusions cited in the Pira report. The Company has also provided disclosure on pages 2, 52 and 57 to indicate how it derived these figures.

February 6, 2015

2.	If your growth rate in your current primary market is anticipated to decrease, please balance your disclosure about anticipated market growth with equally prominent disclosure of that decreased rate.

Response:

The Company notes the statement in the Pira report on page xii that its data “would suggest slightly decreasing growth rates in North America and Asia, an approximately constant high growth rate in Europe and slight acceleration in the RoW.” The Company respectfully refers the Staff to Table 7.3 at the bottom of page 75 of the Pira report which provides a detailed breakdown of each geographic market by actual and projected size, and the related growth rate. The Company notes that during the next five years, the growth rate in North America is actually projected to increase slightly from 13.3% per annum from 2012 to 2014 to 14.5% per annum from 2014 to 2019. Accordingly, the Company understands that any decrease referenced in the Pira report is slight and expected to occur only after 2019. In addition, despite the small differences in projected regional growth rates, the overall size of the absolute growth in the value of the digital textile printing market in North America is still substantial and the Company does generate significant revenues from sales in Europe and Asia. Finally, this data is separate from data in the Pira report regarding the growth in the market for digital textile printing equipment and ink is projected to grow from $1.5 billion in 2014 to $3.2 billion in 2019, representing a compound annual growth rate of 17% as disclosed on pages 2, 52 and 57 of the Registration Statement. Given that the Company’s revenues for the nine months ended September 30, 2014 were $47.5 million, the Company believes that the slight differences in relative growth rates of the end market are not material to its business opportunity. Nevertheless, to provide investors with more complete information, the Company has included additional disclosure on page 52 of the Registration Statement.

Use of Proceeds, page 27

3.	We note your response to prior comment 8. Please disclose the amount of proceeds that you currently intend to use for the investment in your sales and marketing teams that you mention on page 58 is part of your current “growth strategy.” Likewise, please disclose the amount of proceeds that you currently intend to use for the investment research and development that you mention on page 58. It appears from your disclosure in the first sentence of the third full paragraph on page 44 that the proceeds of this offering are required for your current plans.

Response:

The Company has revised the disclosure on pages 58 and 59 in response to this comment to clarify that it has not yet determined the amount of its anticipated investments in sales and marketing and research and development. As a result, the Company is unable to expand its disclosure further on page 27.

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February 6, 2015

Comparison of Period to Period Results of Operations, page 39

4.	We note your response to prior comment 12; however, it is unclear how investors will be able to evaluate from your disclosure to the extent to which the installed base is generating consumables revenues in each period or the rate at which the installed base grew in each period. Without this information, it is unclear how investors can adequately evaluate your results of operations. Please revise or advise.

Response:

The Company believes that the period-to-period change in its installed base does not provide insights into evaluation of ink and consumables revenue in our results of operations for the following reasons:

•	Different categories of systems have very different ink usage characteristics: The Company currently sells eight different types of system. The throughput rates of each of these systems vary significantly ranging from 40 garments per hour to 300 garments per hour. Systems with higher throughput, if running at maximum capacity, will consume more ink than systems with lower throughput. Therefore, given the wide differences in throughput among systems families, simply providing the periodic growth in the installed base would not provide any insight into the consumables revenue in that particular period.

•	Multiple factors impact sales of ink and other consumables: A range of factors impact sales of ink and other consumables to a customer, including the number of systems installed, aggregate throughput of systems, usage of systems and the type of fabric on which the customer prints. These factors cannot be separately quantified and instead, as explained below, their impact is reflected in the amount of revenue growth generated in each period by increased sales volumes of ink and other consumables.

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February 6, 2015

As a result of the above considerations, the Company respectfully informs the Staff that it believes that the disclosure that it has provided enables investors to meaningfully assess the Company’s results of operations and, in particular, the effectiveness of its strategy of driving sales of consumables. Specifically, in each period-to-period discussion, the Company has disclosed the dollar amount of its growth in revenues that has been generated from increased systems sales and the dollar amount generated from increased ink and other consumables sales. Furthermore, the Company has clarified in each such period-to-period discussion and on page 36 when discussing its revenues generally that the Company has not experienced material changes in the prices at which the Company sells ink and other consumables. As a result, any increase in revenues from sales of ink and other consumables are due to increased volumes. Investors can therefore evaluate the effectiveness of the Company’s strategy to sell larger volumes of ink and other consumables. For example, it would be clear to investors that this strategy was not succeeding if the increase in revenues in a particular period was entirely due to sales of systems with no contribution from increased sales of consumables.

5.	Please expand your response to the second sentence of prior comment 12 to tell us the portion of your system revenue involving trade-ins in each period presented.

Response:

In 2013 and the nine months ended September 30, 2014, customers traded in old systems as part of purchases of new systems in three instances and one instance, respectively. This accounted for 3.1% and less than 0.005% of the Company’s system revenues during these periods, respectively. Accordingly, the Company does not view these trade ins as material.

6.	Please separately discuss the extent to which changes in revenue are attributable to (1) the price of the products sold, (2) the volume of the products sold, and (3) new products introduced.

Response:

The Company has revised the disclosure on pages 39, 40 and 41 to provide the additional disclosure requested by the Staff in this comment. The Company has not generated revenues from new products during the periods discussed in the MD&A section of the Registration Statement.

Cost of Revenues and Gross Profit, page 40

7.	We note your response to prior comment 13. Please reconcile your disclosure with that rent expense increased in connection with increased production with your disclosure on page 64 that your current utilization at your manufacturing facility could be more than doubled.

Response:

The Company has revised the disclosure on page 40 to clarify that the rent expense was associated with the expansion of the facility where it manufactures its ink and other consumables. The Company has revised the disclosure on page 64 to clarify that it has the capacity to more than double its current output by increasing the number of shifts on its existing production lines, which would require the Company to hire additional manufacturing personnel but would not require it to expand the physical structure of its existing facility.

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February 6, 2015

Liquidity and Capital Resources, page 43

8.	Your response to prior comment 15 appears to suggest that the credit lines are not necessary to fund your projected cash requirements for at least the next 12 months. If so, please revise your disclosure on pages 14 and 44 regarding your “existing cash resources” being sufficient for your cash requirements for at least the next 12 months to make clear that you are not referring to using the credit lines.

Response:

The Company has revised the disclosure on pages 14 and 44 in response to this comment to make it clear that its credit lines are not necessary to fund its projected cash requirements for at least the next 12 months.

9.	Please clarify what you mean by “equity to balance sheet ratio.”

Response:

The Company has revised the disclosure on page 44 in response to this comment.

Quantitative and Qualitative Disclosure about Market Risk, page 50

10.	We note your disclosure added in response to prior comment 17; however the numbers provided in the table do not seem to reconcile with the numbers provided on page 14. Please revise or advise.

Response:

The Company has revised the disclosure on page 14 in response to this comment.

Management, page 67

11.	We note your disclosure added in response to prior comment 23. Please tell us whether the “investments in a range of industries” include entities that are or may be your competitors, customers, or suppliers.

Response:

The Company has revised the disclosure on page 69 in response to this comment to indicate that none of the investments of Yahel (Nur Group) Holdings Ltd. are in companies that are, or may be, competitors, customers, or suppliers of the Company.

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February 6, 2015

Compensation of Executive Officers and Directors, page 83

12.	Please update your disclosure to include compensation for the last full financial year as required by Item 6.B of Form 20-F.

Response:

The Company has revised the disclosure on page 83 in response to this comment to disclose its compensation of executive officers and directors with respect to the year ended December 31, 2014.

2012 Share Incentive Plan, page 84

13.	From exhibit 10.2, it appears that the board can increase the number of shares subject to the plan. If so, please revise your prospectus to clarify.

Response:

The Company has revised the disclosure on page 84 in response to this comment. The Company will be adopting a new equity incentive plan prior to the closing of the offering and will include disclosure on such plan in a subsequent amendment to the Registration Statement. At that time, no further grants will be made and no shares will be available for future grant under the Company’s 2012 Plan.

Principal Shareholders, page 86

14.	We are unable to agree that the compensation disclosure rule that you cite in response to prior comment 25 permits you to omit the share ownership disclosure mentioned in that comment. Please provide the disclosure required by the last sentence of Form 20-F Item 6.E.1 for all persons listed in Item 6.B.

Response:

The Company has revised the disclosure on pages 86, 87 and 90 in response to this comment.

Certain Relationships and Related Party Transactions, page 88

15.	We note your disclosure added on page 7 regarding $250,000 being paid to your executive officers and other employees in connection with this offering. Please disclose the amount being paid to each individual subject to the disclosure required by Form 20-F Item 7.B. Furthermore, please provide us your analysis of why each individual receiving a part of the $250,000 is not deemed to be a broker due to the payment.

Response:

As disclosed in the response to comment 24 from the Staff’s comment letter dated January 6, 2015, the Company respectfully submits that it is not required to disclose individual compensation information for its executive officers and directors and has not otherwise disclosed such information.

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February 6, 2015

Accordingly, the Company believes it is not required to provide an individual breakdown for the above payments.

The activities of the Company’s executive officers and other employees who may be entitled to receive such a bonus are outside of the activities considered brokerage activities. These individuals are assisting the Company in preparing the Registration Statement and in the significant efforts to prepare the Company to be ready for listing on a U.S. securities exchange. Further, these employees will not be engaged in any of the traditional activities which are considered hallmarks of brokerage activity, namely, negotiating the price of securities on behalf of the Company with investors, and will not be receiving a commission based on the value of any transaction, rather a flat fee, payable upon completion of the IPO, for the substantial amount of additional work beyond their day to day duties for the Company.

Furthermore, the activities of these individuals fall within the safe harbor in Rule 3a4-1, so none of these individuals should be considered brokers as a result of this payment. This safe harbor provides that an associated person (including officers, directors or key employees) of an issuer who participates in the offer and sale of the issuer’s securities is exempt from the broker registration requirements of the Securities Exchange Act of 1934 if the associated person, at the time of his or her participation in the offer and sale: (1) is not compensated for such participation in the offer and sale of the issuer’s securities by payment of commissions or other remuneration based directly or indirectly on securities transactions; (2) has substantial duties for the issuer other than soliciting prospective investors to invest in the issuer’s securities; (3) does not participate in more than one offering of the issuer’s securities in a 12-month period; and (4) complies with the other conditions of the rule. Under the safe harbor, an associated person may, among other things, perform ministerial and clerical work involved in effecting any transaction.

Finally, the Company notes that there are a large number of examples of executive officers and employees of an issuer conducting an IPO receiving bonuses with respect to those transactions upon their successful completion, and the Company is not aware of those individuals being considered to be a broker dealer. The Company further notes that Rule 3a4-1(b) indicates that it is a safe harbor, but that non-compliance with the rule would not result in a presumption that an individual is a broker.

U.S. and Israeli Tax Consequences for Our Shareholders, page 103

16.	We note your response to our prior comment 29. Please expand your disclosure in this section to address the tax issue mentioned on page 25.

Response:

The Company has revised the disclosure on pages 103 and 104 in response to this comment.

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February 6, 2015

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.

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